                                                ===============================
                                                OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                                PROGENITOR, INC.
--------------------------------------------------------------------------------
                                 Name of Issuer

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743188104
--------------------------------------------------------------------------------
                                  CUSIP Number

              CHERYL SOROKIN, EXECUTIVE VICE PRESIDENT & SECRETARY
          BANKAMERICA CORPORATION, CORPORATE SECRETARY'S OFFICE #13018
                555 CALIFORNIA STREET, SAN FRANCISCO, CA  94104
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications

                                OCTOBER 1, 1997
--------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   [ ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                                    SCHEDULE 13D
--------------------------------------------------------------------------------
                CUSIP NO. 743188104                         PAGE 2 OF 18
--------------------------------------------------------------------------------

1               NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSON
                RS & Co. IV, L.P.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)[  ]
                                                                    (b)[  ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                WC,00
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [  ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER

                        --------------------------------------------------------
  NUMBER OF SHARES      8  SHARED VOTING POWER
    BENEFICIALLY           1,018,858
       OWNED            --------------------------------------------------------
      BY EACH           9  SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH         --------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,018,858
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,018,858
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                            [  ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 PN
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                CUSIP NO. 743188104                         PAGE 3 OF 18
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
                RS & Co. Venture Partners IV
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [  ]
                                                                (b) [  ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                WC, 00
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [  ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER

                        --------------------------------------------------------
  NUMBER OF SHARES      8  SHARED VOTING POWER
    BENEFICIALLY           1,018,858
       OWNED            ------------------------------------
      BY EACH           9  SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH         --------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,018,858
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,018,858
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES*
                                                                    [  ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 PN
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                CUSIP NO. 743188104                         PAGE 4 OF 18
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
                Bayview Investors, Ltd.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)[  ]
                                                                     (b)[  ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                WC, 00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [  ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER
                          179,759
                       ---------------------------------------------------------
                       8  SHARED VOTING POWER
   NUMBER OF SHARES       593,296 shares (Includes shares held by The Robertson
     BENEFICIALLY         Stephens Orphan Fund of which Robertson, Stephens &
        OWNED             Company Investment Management, L.P. and Bayview
       BY EACH            Investors, Ltd. are the general partners. See Item 5.)
      REPORTING        ---------------------------------------------------------
     PERSON WITH       9  SOLE DISPOSITIVE POWER
                          179,759
                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                          593,296
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 773,055
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*
                                                                    [  ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 PN
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                CUSIP NO. 743188104                         PAGE 5 OF 18
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSON
                Bayview Holdings, Inc.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)[  ]
                                                                    (b)[  ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [  ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
                           0
                        --------------------------------------------------------
                        8  SHARED VOTING POWER
                           1,969,913 (Includes shares held by The Robertson
                           Stephens Orphan Fund of which Robertson, Stephens &
                           Co. Investment Management, L.P. and Bayview
                           Investors, Ltd. are the general partners. Bayview
                           Holdings, Inc. is managing member of Robertson,
                           Stephens & Company Private Equity Group, L.L.C. which
   NUMBER OF SHARES        is the general partner of Bayview Investors, Ltd.
     BENEFICIALLY          Includes shares held by The Robertson Stephens Orphan
        OWNED              Offshore Fund, L.P. of which Robertson, Stephens &
       BY EACH             Co. Investment Management, L.P. is the general
      REPORTING            partner. Includes shares held by RS & CO. IV, L.P. of
     PERSON WITH           which RS & Co. Venture Partners IV is the general
                           partner. Robertson, Stephens & Company Investment
                           Management, L.P. is investment advisor to RS & CO.
                           IV, L.P. Bayview Holdings, Inc. is the general
                           partner of Robertson, Stephens & Company Investment
                           Management, L.P. See Item 5.)
                        --------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
                           0
                        --------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,969,913
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,969,913
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON    CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                   SCHEDULE 13D
--------------------------------------------------------------------------------
                CUSIP NO. 743188104                         PAGE 6 OF 18
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                BankAmerica Corporation
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)[  ]
                                                                    (b)[  ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [  ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
                           0
                        --------------------------------------------------------
                        8  SHARED VOTING POWER
                           1,969,913 (Includes shares held by The Robertson
                           Stephens Orphan Fund of which Robertson, Stephens &
                           Co. Investment Management, L.P. and Bayview
                           Investors, Ltd. are the general partners. Bayview
                           Holdings, Inc. is managing member of Robertson,
                           Stephens & Company Private Equity Group, L.L.C. which
                           is the general partner of Bayview Investors,
   NUMBER OF SHARES        Ltd.Includes shares held by The Robertson Stephens
     BENEFICIALLY          Orphan Offshore Fund, L.P. of which Robertson,
        OWNED              Stephens & Co. Investment Management, L.P. is the
       BY EACH             general partner. Includes shares held by RS & CO. IV,
      REPORTING            L.P. of which RS & Co. Venture Partners IV is the
     PERSON WITH           general partner. Robertson, Stephens & Company
                           Investment Management, L.P. is investment advisor to
                           RS & CO. IV, L.P. BankAmerica Corporation owns
                           Robertson Stephens Investment Management Co. which
                           owns Bayview Holdings, Inc. Bayview Holdings, Inc. is
                           the general partner of Robertson, Stephens & Company
                           Investment Management, L.P. See Item 5.)
                        --------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
                           0
                        --------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,969,913
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,969,913
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                 SHARES*

--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON  CO
================================================================================

================================================================================
                                   SCHEDULE 13D
--------------------------------------------------------------------------------
                CUSIP NO. 743188104                         PAGE 7 OF 18
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Robertson Stephens Investment Management Co.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)[  ]
                                                                    (b)[  ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [  ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
                           0
                        --------------------------------------------------------
                        8  SHARED VOTING POWER
                           1,969,913 (Includes shares held by The Robertson
                           Stephens Orphan Fund of which Robertson, Stephens &
                           Co. Investment Management, L.P. and Bayview
                           Investors, Ltd. are the general partners. Bayview
                           Holdings, Inc. is managing member of Robertson,
                           Stephens & Company Private Equity Group, L.L.C. which
   NUMBER OF SHARES        is the general partner of Bayview Investors,
     BENEFICIALLY          Ltd.Includes shares held by The Robertson Stephens
        OWNED              Orphan Offshore Fund, L.P. of which Robertson,
       BY EACH             Stephens & Co. Investment Management, L.P. is the
      REPORTING            general partner. Includes shares held by RS & CO. IV,
     PERSON WITH           L.P. of which RS & Co. Venture Partners IV is the
                           general partner. Robertson, Stephens & Company
                           Investment Management, L.P. is investment advisor to
                           RS & CO. IV, L.P. Robertson Stephens Investment
                           Management Co. owns Bayview Holdings, Inc. which is
                           the general partner of Robertson, Stephens & Company
                           Investment Management, L.P. See Item 5.)
                        --------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
                           0
                        --------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,969,913
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,969,913
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*

--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                 CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                   SCHEDULE 13D
--------------------------------------------------------------------------------
                CUSIP NO. 743188104                         PAGE 8 OF 18
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Robertson, Stephens & Company Investment Management, L.P.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)[  ]
                                                                    (b)[  ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [  ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
                           0
                        --------------------------------------------------------
                        8  SHARED VOTING POWER
                           1,969,913 (Includes shares held by The Robertson
                           Stephens Orphan Fund of which Robertson, Stephens &
                           Co. Investment Management, L.P. and Bayview
                           Investors, Ltd. are the general partners. Bayview
                           Holdings, Inc. is managing member of Robertson,
                           Stephens & Company Private Equity Group, L.L.C. which
   NUMBER OF SHARES        is the general partner of Bayview Investors,
     BENEFICIALLY          Ltd.Includes shares held by The Robertson Stephens
        OWNED              Orphan Offshore Fund, L.P. of which Robertson,
       BY EACH             Stephens & Co. Investment Management, L.P. is the
      REPORTING            general partner. Includes shares held by RS & CO. IV,
     PERSON WITH           L.P. of which RS & Co. Venture Partners IV is the
                           general partners. Robertson, Stephens & Company
                           Investment Management, L.P. is investment advisor to
                           RS & CO. IV, L.P. See Item 5. )
                        -----------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
                           0
                        -----------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,969,913
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,969,913
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*

--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.6%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON  PN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
         --------------------

     This Schedule is filed with respect to the Common Stock of Progenitor, Inc. (the "Company"). The principal offices are located at 1507 Chambers Road, Columbus, OH 43212.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

  This Schedule 13D is filed on behalf of RS & Co. IV, L.P. ("IV LP"), RS & Co. Venture Partners IV ("Venture IV"), Bayview Holdings, Inc. ("Bayview Holdings"), Robertson, Stephens & Company Investment Management, L.P. ("Investment Advisor"), Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), BankAmerica Corporation ("Bank"), and Robertson Stephens Investment Management Co. ("Robertson Parent"), collectively known as the Filing Parties.

     This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by The Robertson Stephens Orphan Fund ("Orphan"), The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore"), and IV LP, the direct and indirect beneficial ownership of Bayview, and the indirect beneficial ownership of Venture IV, Private Equity Group, Investment Adviser, Bayview Holdings, Bank, M. Kathleen Behrens ("Behrens"), David L. Goldsmith ("Goldsmith"), and Robertson Parent in the shares of the Company.


I.    (a)  Orphan is a California limited partnership.  Investment Adviser and
           Bayview Venture are the general partners.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  investments in securities


II.   (a)  IV LP is a Delaware limited partnership. Venture IV is its general partner.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  investments in securities


III.  (a)  Bayview is a California limited partnership and general partner of
           Orphan.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  investments in securities

IV.   (a)  Bayview Holdings is a Delaware corporation.  Bayview Holdings, a subsidiary of Robertson Parent, is the general partner of Investment Adviser.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  holding company


V.    (a)  Investment Adviser is a California limited partnership. It is general partner to Orphan and Orphan Offshore and investment adviser to IV
           LP.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  registered investment advisor


VI.   (a)  Bank is a Delaware corporation.  It owns Robertson Parent.

      (b)  Corporate Secretary's Office #13018
           555 California Street
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  bank holding company


VII.  (a)  Robertson Parent is a Delaware corporation.  It is wholly owned by
           Bank.  It owns Bayview Holdings.

      (b)  Corporate Secretary's Office #13018
           555 California Street
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  holding company

VIII. (a)  Venture IV a Delaware limited partnership. Its general partners are
           M. Kathleen Behrens and David L. Goldsmith. Its investment adviser is Investment Adviser. It is general partner to IV LP.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  holding company

IX.   (a)  Orphan Offshore is a Cayman Islands limited partnership.  Investment
           Adviser is the general partner.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  investments in securities

X.    (a)  Orphan Offshore is a Cayman Islands limited partnership. Investment
           Adviser is the general partner.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  investments in securities

XI.   (a)  M. Kathleen Behrens is a general partner of IV LP. She is an employee of Robertson, Stephens & Company Investment Management, L.P.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  investments in securities

XII.  (a)  David L. Goldsmith is a general partner of IV LP.  He is an employee of Robertson, Stephens & Company Investment Management, L.P.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  investments in securities

XIII. (a)  Private Equity Group is a limited liability company. It is general partner of Bayview Investors, Ltd. Bayview Holdings, Inc. is managing member of Private Equity Group.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c)  holding company

        Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B attached hereto.

        During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        Bank incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         --------------------------------------------------

        All but 163,600 of the shares were acquired on August 12, 1997 in exchange for the surrender of shares of Series A, Series B, Series C and Series D Preferred Stock of Mercator Genetics, Inc. The Orphan purchased 163,600 shares of Common Stock of Progenitor, Inc. using working capital of the fund.

ITEM 4:  PURPOSE OF TRANSACTION:
         -----------------------

        This filing is being made to report the beneficial ownership of securities held by Robertson Stephens which may be imputed to Bank and certain of its subsidiaries due to Bank's recent acquisition of that company. The filing of this statement shall not be construed as an admission that Bank is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

        The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

     (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

Name of                 No. of Shares  Percentage of
Beneficial Owner(1)     Beneficially       Class
                            Owned
----------------------------------------------------


Private Equity Group          773,055            5.6%
Orphan Offshore               178,000            1.3%
Venture IV                  1,018,858            7.6%
M. Kathleen Behrens         1,018,858            7.6%
David L. Goldsmith          1,018,858            7.6%
Orphan                        593,296            4.3%
IV LP                       1,018,858            7.6%
Investment Adviser          1,969,913           14.6%
Bayview                       773,055            5.6%
Bayview Holdings            1,969,913           14.6%
Bank                        1,969,913           14.6%
Robertson Parent            1,969,913           14.6%

(1) As noted in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Funds due to their management of portfolio investments for the Funds, or due to their ownership of entities which provide such management.

         (c) The following is a list of transactions by the filing parties in the last 60 days other than those described in Item 3 above.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

        Certain of the reporting persons have entered into an agreement with the Company agreeing to restrictions on the sale of their shares in accordance with the following schedule: one-third of the shares shall be released 180 days after the effective date of the IPO; one-third of the shares shall be released after 210 days; and one-third of the shares shall be released after 365 days after the effective date.

        The description of certain agreements between shareholders and the issuer under "Risk Factors," "Certain Transactions," "Shares Eligible for Future sale" and "Underwriting" in the issuer's prospectus dated August 6, 1997, is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         Exhibit A  - Joint Filing Agreement
         Exhibit B  - Directors and Executive Officers (or persons serving in similar capacities) of the Filing Parties

SIGNATURE PAGE
--------------

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   October 10, 1997

         BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP*

         BAYVIEW HOLDINGS, INC.*

         BANKAMERICA CORPORATION*

         ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

         ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*

         ROBERTSON, STEPHENS & COMPANY PRIVATE EQUITY GROUP, L.L.C.*

         RS & CO. VENTURE PARTNERS IV*

         RS & CO. IV, L.P.*



*By:      /s/  JEFFREY R. LAPIC

          Jeffrey R. Lapic
          Assistant General Counsel of
          Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------

        The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  October 10, 1997

       BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP*

       BAYVIEW HOLDINGS, INC.*

       BANKAMERICA CORPORATION*

       ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

       RS & CO. VENTURE PARTNERS IV*

       ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*

       ROBERTSON, STEPHENS & COMPANY PRIVATE EQUITY GROUP, L.L.C.*

       RS & CO. IV, L.P.*


*By:    /s/ JEFFREY R. LAPIC

        Jeffrey R. Lapic
        Assistant General Counsel of
        Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties



                            BankAmerica Corporation

     The following table sets forth information regarding the executive officers and directors of BankAmerica Corporation (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Forstmann & Company, Inc.


*Joseph F.               1955 North Surveyor Ave.       Chairman of the Board and CEO
 Alibrandi               Simi Valley, CA  93063         Whittaker Corporation
                                                        (principal business: aerospace manufacturing)

*Peter B.                270 Lafayette Circle           Chairman of the Board and
 Bedford                 Lafayette, CA  94549           Chief Executive Officer
                                                        Bedford Property Investors, Inc.
                                                        (principal business: real estate investment trust)

 Kathleen J.             555 California Street          Vice Chairman and Personnel Relations Officer
 Burke                   San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Richard A.              123 Mission St.                Retired
 Clarke                  San Francisco, CA  94106

*David A.                555 California Street          Chairman of the Board, President
 Coulter                 San Francisco, CA  94104       and Chief Executive Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Timm F.                 c/o Hallmark Cards, Inc.       Retired
 Crull                   1024 E. Balboa Blvd.
                         Newport Beach, CA  92661

*Kathleen                147 Clifton Street             President
 Feldstein               Belmont, MA  02178             Economics Studies, Inc.
                                                        (principal business: economics consulting)

*Donald E.               Pacific Telesis Center         Chairman Emeritus
 Guinn                   130 Kearny St.                 Pacific Telesis Group
                         San Francisco, CA  94108       (principal business: telecommunications)

*Frank L.                2726 Shelter Island Dr.        Consulting Architect
 Hope                    San Diego, CA  92106           (principal business: architecture)

 H. Eugene               555 California Street          President, Global Retail Bank
 Lockhart                San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Walter E.               Office of the President        President
 Massey                  830 Westview Drive, S.W.       Morehouse College
                         Atlanta, GA  30314             (principal business: education)

 Jack L.                 555 California Street          Vice Chairman
 Meyers                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael J.              555 California Street          President, Global Wholesale Bank
 Murray                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael E.              555 California Street          Vice Chairman and
 O'Neill                 San Francisco, CA  94104       Chief Financial Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*John M.                227 West Monroe Street          Of counsel, Wachtell, Lipton, Rosen & Katz
 Richman                Chicago, IL  60606              (principal business: law)

*Sanford Robertson      555 California Street           (principal business: banking and finance)
                        San Francisco, CA  94104

*Richard M.             555 California Street           Retired
 Rosenberg              San Francisco, CA  94104

*A. Michael             Memorial Way, Room 140          Dean of Graduate School of Business
 Spence                 Stanford, CA  94305             Stanford University
                                                        (principal business: education)

 Martin A.              555 California Street           Vice Chairman
 Stein                  San Francisco, CA  94104        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Solomon D.             1801 California Street          President and Chief Executive Officer
 Trujillo               Denver, CO  80202               US West Communications Group
                                                        (principal business: communication)

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties

                 Robertson Stephens Investment Management Co.



     The following table sets forth information regarding the executive officers and directors of Robertson Stephens Investment Management Co. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    Michael J.      555 California Street      Chairman and President,
     Murray          San Francisco, CA  94104   Robertson Stephens Investment Management Co.
                                                (holding company)

                                                        and

                     555 California Street      President, Global Wholesale Bank
                     San Francisco, CA  94104   Bank of America NT&SA
                                                (principal business: banking and finance)


                            Bayview Holdings, Inc.



     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    G. Randall      555 California Street      Chairman of the Board and President
     Hecht           San Francisco, CA  94104   Bayview Holdings, Inc.
                                                (principal business: holding company)

     Terry R. Otton  555 California Street     Vice President and Chief Financial Officer
                     San Francisco, CA  94104  Bayview Holdings, Inc.
                                               (principal business: holding company)

                                                       and

                     555 California Street     Managing Director
                     San Francisco, CA  94104  BancAmerica Robertson Stephens
                                               (principal business: holding company)

                        BancAmerica Robertson Stephens


     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

     Keith C. Barnish     555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Walter J.            555 California Street     Senior Managing Director
     Bloomenthal          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Gregg H. Byers       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gideon Y.            555 California Street     Senior Managing Director
     Cohen                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Mark S.              555 California Street     Senior Managing Director
     Dawley               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Robert L. Emery      555 California Street     Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Martin               555 California Street     Senior Managing Director
     Essenberg            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Gene S.              555 California Street     Senior Managing Director
     Evenskaas            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Alison L. Falls      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Zed S. Francis, III  555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     David J.             555 California Street     Senior Managing Director
     Fullerton            San Francisco, CA  94104  (principal business: securities brokerage,


                                                    investment banking)

     Jonathan Hakala      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    David Halstead       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gregory V.           555 California Street     Senior Managing Director
     Johnson              San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    H. David Johnson     555 California Street     Senior Managing Director, Chief Operating Officer,
                          San Francisco, CA  94104  Chief Financial Officer and Secretary
                                                    (principal business: securities brokerage,
                                                    investment banking)

*    Michael G.           555 California Street     Managing Director
     McCaffery            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Steven T.            555 California Street     Senior Managing Director
     Monahan, Jr.         San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Katherine            555 California Street     Senior Managing Director
     Pattison             San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Robert T.            555 California Street     Chairman of the Board
     Slaymaker            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Michael A.           555 California Street     Senior Managing Director
     Smith                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Anthony J.           555 California Street     Senior Managing Director
     Taddey               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Charles B. Truett    555 California Street     Senior Credit Officer
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)